UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Mavenir Systems, Inc.

(Name of Subject Company)

Mavenir Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

577675 101

(CUSIP Number of Class of Securities)

Terry Hungle

Chief Financial Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

(469) 916-4393

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alan Bickerstaff Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Mavenir Systems, Inc., a Delaware corporation (the “Company,” “Mavenir” or “we”), with the Securities and Exchange Commission (the “SEC”) on April 1, 2015, relating to the exchange offer pursuant to the offer to exchange dated April 1, 2015 and amended on April 10, 2015 (the “Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”) by Roadster Subsidiary Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mitel Networks Corporation, a Canadian corporation (“Mitel”), to acquire all of the outstanding shares of the common stock, $0.001 par value per share, of Mavenir (“Mavenir common stock”, shares thereof the “Shares” or “Mavenir Shares” and each, a “Share” or a “Mavenir Share”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “(b) Exchange Offer” of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“This Schedule 14D-9 relates to the exchange offer pursuant to the offer to exchange dated April 1, 2015 and amended on April 10, 2015 (the “Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”) by Roadster Subsidiary Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mitel Networks Corporation, a Canadian corporation (“Mitel”), to acquire all of the outstanding Shares in exchange for, at the election of each holder of Shares and with respect to each Share, either:

•	an amount of cash (the “Cash Consideration”) equal to (a) $11.08 plus (b) the value of 0.675 times the average of the volume-weighted average price (the “Mitel Average Closing Price”) on the Nasdaq Global Market (“NASDAQ”) of a Mitel common share, without par value (each, a “Mitel Common Share”), on each of the 10 consecutive trading days ending on and including the second trading day prior to the expiration date of the Offer; or

•	a number of Mitel Common Shares (the “Share Consideration” and, together with the Cash Consideration, the “Offer Price”) equal in value to the Cash Consideration (based on the Mitel Average Closing Price);

in each case, without interest and less any applicable withholding taxes and subject to the automatic adjustment and proration procedures described below. Each Mavenir stockholder that tenders Shares has the right to make an election to receive the Cash Consideration (a “Cash Election”) or the Share Consideration (a “Share Election”) in respect of each Share held by such stockholder, subject to the automatic adjustment and proration procedures set forth in the merger agreement (as defined below) to ensure that (i) the aggregate number of Mitel Common Shares issued by Mitel in the Offer and the Merger (as defined below) does not exceed the lesser of (A) 0.675 multiplied by the aggregate number of Mavenir Shares outstanding immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”) (other than Mavenir Shares held by Mitel, Mavenir or any of their respective subsidiaries or Mavenir Shares as to which appraisal rights have been perfected in accordance with the Delaware General Corporation Law (the “DGCL”)) and (B) 24.9% of the number of Mitel Common Shares outstanding as of the Acceptance Time minus the number of

Mitel Common Shares underlying options to purchase Mitel Common Shares to be issued pursuant to the merger agreement in exchange for certain options to purchase Mavenir Shares outstanding immediately prior to the effective time of the Merger (as defined below) (the “Shares Available”) and (ii) the aggregate amount of cash paid by Mitel in the Offer and the Merger does not exceed (x) the Cash Consideration multiplied by the number of Mavenir Shares outstanding immediately prior to the Acceptance Time (other than Mavenir Shares held by Mitel, Mavenir or any of their respective subsidiaries or Mavenir Shares as to which appraisal rights have been perfected in accordance with the DGCL) minus (y) the Mitel Average Closing Price multiplied by the number of Shares Available (the “Cash Available”).

Holders of Shares who do not make an election with respect to any Shares will receive, in respect of such Shares (the “No Election Shares”), (i) the Share Consideration, if the number of Cash Elections would require cash payments in excess of the Cash Available, (ii) the Cash Consideration, if the number of Share Elections would require issuing a number of Mitel Common Shares in excess of the Shares Available and (iii) a mix of cash and Mitel Common Shares (based on the remaining Cash Available and Shares Available after giving effect to the Cash Elections and the Share Elections), if neither the number of Cash Elections nor the number of Share Elections would require cash payments or issuing a number of Mitel Common Shares in excess of the Cash Available or the Shares Available, respectively. No fractional Mitel Common Shares will be issued in connection with the Offer or the Merger, and Mavenir stockholders will receive cash in lieu of any fractional Mitel Common Shares that would otherwise be payable.

The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2015 by Purchaser and Mitel and amended on April 10, 2015 (as amended or supplemented from time to time, the “Form S-4”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 28, 2015, and amended as of April 10, 2015, among Mavenir, Mitel and Purchaser (as it may be amended in accordance with its terms, the “merger agreement”). A copy of the merger agreement, as amended, is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The merger agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, as soon as practicable after the consummation of the Offer, and in accordance with the DGCL, Purchaser will be merged with and into Mavenir (the “Merger” and, together with the Offer, the “Transactions”), with Mavenir continuing as the surviving corporation and an indirect wholly owned subsidiary of Mitel (the “Surviving Corporation”). At the effective time of the Merger, each outstanding Share (except for Shares owned directly or indirectly by Mitel or Mavenir or their respective subsidiaries (including Purchaser) and Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be cancelled and converted into the right to receive the Offer Price on the same basis as No Election Shares, without interest and less any applicable withholding taxes. The Offer and the Merger are subject to the satisfaction or waiver of certain conditions described in “The Offer — Conditions to the Offer” and “The Merger Agreement — Conditions to the Merger” in the Offer to Exchange.

The Form S-4 states that the principal executive offices of Purchaser and Mitel are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, and their telephone number at that location is (613) 592-2122.

Mavenir has made certain information relating to the Offer available online at mavenir.com, and the Company has filed this Schedule 14D-9 and Mitel and Purchaser have filed a Tender Offer Statement on Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov. Information contained on, or accessible through, our website is not a part of this Schedule 14D-9, and the inclusion of our website address in this Schedule 14D-9 is an inactive textual reference.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first paragraph of “(a) Arrangements with Current Executive Officers and Directors of the Company — Cash and Stock Payable for Shares Held Pursuant to the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The executive officers and directors of Mavenir who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, or who hold Shares at the time of the closing of the Merger will receive the same Cash Consideration and Share Consideration subject to the same terms and conditions as the other Mavenir stockholders. The executive officers and directors of Mavenir held, in the aggregate, 235,948 Shares (or approximately 0.8% of all outstanding Shares) as of March 25, 2015, excluding Shares issuable upon exercise of options to purchase Shares (whether or not exercisable within 60 days of March 25, 2015), which are discussed below. If the executive officers and directors were to tender all 235,948 of those Shares pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, the executive officers and directors would receive an aggregate of $2,614,304 in cash and 159,264 Mitel Common Shares, assuming (i) that the Mitel Average Closing Price is $10.16, which was the closing price of Mitel Common Shares on NASDAQ on February 27, 2015 (the last trading day prior to the entry into the merger agreement) and (ii) that all such officers and directors receive consideration of $11.08 in cash and 0.675 Mitel Common Shares.”

Item 4. The Solicitation or Recommendation.

(b) Background and Reasons for the Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “(b) Background and Reasons for the Recommendation — Background of the Offer” of the Schedule 14D-9 is hereby supplemented by adding the following text at the end:

“On April 10, 2015, Mitel, Mavenir and Purchaser entered into an amendment to the merger agreement to adjust the method by which the Mitel Average Closing Price is calculated. The adjusted method is set forth under “Item 2. Identity and Background of the Filing Person — (b) Exchange Offer”.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “— Certain Litigation” is hereby amended and restated as follows:

“Following the announcement of the execution of the merger agreement, two purported stockholder class actions challenging the Merger were filed in the Court of Chancery of the State of Delaware. The first action, styled Nakoa v. Kohli, et al., Case No. 10757-VCP, was filed on March 5, 2015, and the second action, styled Turberg v. Kohli, et al., Case No. 10779-VCP, was filed on March 11, 2015.

The Nakoa complaint names as defendants Mavenir, the members of Mavenir’s Board, Mitel and Purchaser, and the Turberg complaint names as defendants the members of Mavenir’s Board, Mitel, Purchaser and Morgan Stanley. Both complaints allege that the members of the Mavenir Board breached their fiduciary duties to Mavenir’s stockholders in connection with the Offer and the Merger and that Mitel aided and abetted the purported breaches of fiduciary duty. The Turberg complaint additionally alleges that Morgan Stanley aided and abetted the purported breaches of fiduciary duty. In support of these claims, the complaints allege, among other things, that the merger consideration undervalues the Company, that the sales process that resulted in entry into the merger agreement was flawed, and that the merger agreement contains unreasonable deal protection devices that purportedly preclude competing offers and unduly favor Mitel. The actions seek injunctive relief, including enjoining or rescinding the Offer and the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. On March 23, 2015, these two actions were consolidated into an action styled In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP.

On April 7, 2015, a purported verified amended class action complaint challenging the Merger was filed in the action styled In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP. The amended complaint names as defendants the members of Mavenir’s board of directors, Mavenir’s financial advisor, Mitel and Purchaser. The amended complaint alleges that the members of Mavenir’s board of directors breached their fiduciary duties to Mavenir’s stockholders in connection with the Merger and by failing to disclose all material information regarding the Merger, and that the merger agreement contemplates inadequate consideration and contains unreasonable deal protection devices that purportedly preclude competing offers. The amended complaint further alleges that Mavenir’s financial advisor, Mitel and Purchaser aided and abetted the purported breaches of fiduciary duty. The amended complaint seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ fees and other fees and costs, in addition to other relief.

The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the consummation of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Offer or the Merger. Mavenir believes the complaints are without merit and intends to contest the lawsuits vigorously.

A copy of the amended class action complaint, as amended on April 7, 2015, is attached to the Schedule 14D-9 as Exhibit (a)(5)(S).”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(S)	Amended Complaint filed in connection with In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on April 7, 2015 (incorporated by reference to Exhibit 99.11 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation)

(e)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, and amendment thereto, dated April 10, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation (incorporated by reference to exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mavenir Systems, Inc.

By:	/s/ Terry Hungle
Terry Hungle, Chief Financial Officer

Dated: April 10, 2015